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02045372

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of June 2002

Riverdeep Group plc
(Registrant's name)

8th Floor, Apollo House
Tara Street
Dublin 2, Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F [X] Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ] No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ....

On June 26, 2002 the Registrant issued a press release, entitled: "Riverdeep Ships *StarFlyers Alien Space Chase* and *Royal Jewel Rescue*."

CRGH

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

RIVERDEEP GROUP PLC

Date June 26, 2002

By: ....
Name:
Title

FOR IMMEDIATE RELEASE

Press Contacts:

Debbie Galdin
Riverdeep, Inc.
510.713.6081
Dgaldin@riverdeep.net

Evelyn Dubocq
Riverdeep, Inc.
510.505.6145
Edubocq@riverdeep.net

Riverdeep Ships *StarFlyers Alien Space Chase* and *Royal Jewel Rescue*

Fantasy Space Adventures Build Critical Thinking and Logic Skills — Encourage Kids to Think Creatively and Have Fun

CAMBRIDGE, MA – June 26, 2002 – Riverdeep, Inc. (NASDAQ: RVDP), today announced the release of *StarFlyers Royal Jewel Rescue* and *StarFlyers Alien Space Chase*, two new CD-ROM adventures designed to inspire a child's imagination and provide fun, wholesome entertainment. Riverdeep acquired The Learning Company educational assets, including research and development on the new StarFlyers brand, in September 2001. StarFlyers products will be marketed under The Learning Company brand.

Developed over the past three years for boys and girls ages 5 to 8, StarFlyers software adventures take place in a fantasy space world that is filled with highly engaging, interactive puzzles and games. *Royal Jewel Rescue* and *Alien Space Chase*, the first two StarFlyers CD-ROM adventures, are available now on Windows and Macintosh computers for an approximate street price of $19.99 each.

"We are extremely proud of our new StarFlyers brand," said Mark Hittie, Riverdeep's vice president of marketing for Learning Company products. "Like Reader Rabbit and ClueFinders, these products demonstrate our ongoing commitment to deliver high-quality software brands that engage the imagination, inspire creativity, and promote learning."

The new StarFlyers adventure CD-ROMs offer young players a unique combination of engaging puzzles and games integrated into playful storylines filled with imaginative characters and settings. Robust, responsive gameplay challenges kids to think, play, and create. Real-world characters who change into inventive superheroes with special powers add to the entertainment. Dozens of paths, through multiple, intergalactic environments, encourage open-ended exploration. Kids will find these adventures an irresistible challenge as they leap, jump, and wing their way through multiple levels of interactive gameplay.

At the heart of each StarFlyers adventure is a real-world dilemma, in which imaginative Katherine Cadell transforms into Katie Cadet, star pilot of the universe. She is joined by a cast of cool, quirky friends—Ajay, the super spinner; Klanker, a powerful robot; and Io, a fearless, flying dragon-dog—that team up in amazing outer-space adventures. For detailed character profiles and additional product information, visit www.StarFlyersworld.com.

In *Royal Jewel Rescue*, Katherine has dropped her mother's jewelry box, scattering jewelry all over the house. Kids join the StarFlyers in an amazing outer-space mission to rescue the Royal Jewels of Princess Popcorn. Players rocket around a fantasy universe, exploring wacky planets, like Hot Chocolopagus and Planet Aqua Cube, to uncover valuable objects and play challenging puzzles and games.

Victor Wexler, the neighborhood bully, has let the pets loose at Bring-Your-Pet-To-School Day in *Alien Space Chase*. Kids team up with the StarFlyers and see this schoolyard prank transform into an extraordinary space hunt for Alien Ambassadors—who just happen to look a bit like pets. Kids build critical-thinking and problem-solving skills as they travel to distant places, like Planet Funopolis and Planet Cafeterium, to uncover valuable clues and solve challenging puzzles and games.

Brain-tickling games, printable activities, kid-friendly help menus, and three levels of challenge all add up to hours of smart, arcade-style fun that kids can enjoy again and again.

Both StarFlyers titles feature Immersion Corporation's TouchSense technology, providing a whole new range of sensations—bumps, jolts, and more—to help point out navigational elements or important interactive screen locations.[i] "Tactile cues enable players to explore their own imaginations, as well as develop critical-thinking and problem-solving skills," said Dean Chang, chief technology officer of Immersion. "According to our internal research, these tactile cues help children develop eye-hand coordination necessary in mastering basic computer skills."

About Riverdeep, Inc.

Riverdeep, Inc. is a wholly owned subsidiary of Riverdeep Group plc. Riverdeep provides highly motivating, dynamic, curriculum-based Internet and CD-ROM learning experiences for the K–12 market. Riverdeep's products feature interactive problem-solving approaches and real-world applications that contribute to the depth of conceptual understanding. The Company also offers extensive online tools; support and professional development offerings via riverdeep.net, helping educators integrate technology with curriculum to assess and improve student performance. Riverdeep's science, math, and language arts learning activities are correlated to national and state curriculum standards. These award-winning products, including Riverdeep's Destination Math, Destination Reading, Science Explorer, Science Gateways, and Tangible MATH, are accessible via riverdeep.net and are available on CD-ROM for all major operating platforms. Recent additions to Riverdeep's product offerings include EdVantage's language arts courses, Edmark's early learning software, and The Learning Company's offerings, which include Reader Rabbit, Carmen Sandiego, ClueFinders, and Oregon Trail.

Riverdeep was founded in 1995 and is headquartered in Dublin, Ireland, with U.S. headquarters in Cambridge, Massachusetts. For more information, write to Riverdeep, Inc., 125 CambridgePark Drive, Cambridge, Massachusetts, 02140; call toll free to 800-564-2587; visit www.riverdeep.net; or send a note to info@riverdeep.net.

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[i] Optional enhancement available to those who own a compatible mouse.